Exhibit 1.

Alpha Pro Tech LTD.

ALPHA PRO TECH, LTD. ANNOUNCES 14% INCREASE IN REVENUE AND 46%
INCREASE IN NET INCOME FOR THE FIRST QUARTER OF 2006

Significant Increase in Sales of Engineered Products and Infection Control Contribute to Overall Revenue Growth

FOR IMMEDIATE RELEASE

Company Contact:	Investor Relations Contact:
Alpha Pro Tech, Ltd.	Hayden Communications, Inc.
Al Millar/Donna Millar	Matthew Hayden/Brett Maas
905-479-0654	843-272-4653
email: ir@alphaprotech.com

•                  Total revenue increases 14.2% to $8.0 million

•                  Engineered Products revenue increases 80% to $1.8 million

•                  Infection Control products up 38.4% driven by an increase in mask sales

•                  Operating margins improved to 13.0% versus 9.8%  last year

Nogales, Arizona — May 08, 2006, Alpha Pro Tech (AMEX: APT; CHX: APT) a leading manufacturer of disposable protective apparel and consumer products announced its financial results for the first quarter ended March 31, 2006.

Revenues for the first quarter were $8.0 million, an increase of 14.2% from $7.0 million for the comparable prior year period. Sales of construction supply weatherization products, including the Engineered Products segment’s building wrap and roof underlayment, totaled $1.8 million compared to $1.0 million for the first quarter last year, representing an increase of 80.0%. Engineered Product sales improved as a result of improved sales & marketing efforts within this segment. Sales of Disposable Protective Apparel products were $4.1 million for the quarter and were down 4.1% from last year. Sales continued to be impacted by a slowdown in orders related to the Company’s largest distributor reducing overall internal inventory levels. During the second half of March, sales to this distributor returned to more normalized historical levels with order momentum increasing into April. Sales of Infection Control products, including the Company’s mask and eye shields, were $1.7 million compared to $1.2 million for the first quarter last year, representing an increase of 38.4%. Specifically, sales of the Company’s N-95 Respirator mask increased significantly in part due to heightened concerns regarding the Avian Flu.

Al Millar, President of Alpha Pro Tech commented, “We made further progress during this quarter which enabled us to achieved a double digit increase in revenue driven by sales growth in both our Engineered Products and Infection control segments. During the quarter we began to take on a more proactive role with PermaR, our exclusive distributor for our Engineered Products line, and as a result of our combined efforts we experienced an 80% increase in sales. We believe our Engineered Product revenues will continue to improve and expect to at least achieve the $8.0 million minimum in place for the year. Additionally, we are also encouraged to see improving orders from our largest apparel distributor late in the quarter. This improvement, in conjunction with strong demand for our Engineered Products and with increased demand for our Infection control products, has provided a solid foundation for continued growth in 2006.

Gross profit for the quarter increased to $3.6 million, or 45.7% of sales, compared to $3.2 million, or 45.3% of sales for the comparable period last year. Gross margins benefited from a larger percentage of total revenue contribution from mask and eye shield sales which are among the highest margin products for the Company. Gross profit within the Engineered Products segment was 29.5% for the quarter compared to 20.6% for the same period of 2005. The Company expects that gross margins within this segment will increase towards the low to mid 30% range by the second half of this year as production continues to increase at the Company’s India manufacturing facility. Excluding Engineered Products, gross profit margin was 50.3% for the quarter ended March 31, 2006 compared to 49.3% for the same period of 2005.

Selling, general and administrative expenses were $2.5 million, an increase of 6.1% from the $2.4 million for the first quarter last year. Expenses increased to support overall revenue growth particularly within Engineered Products. Despite the increase in overall expense dollars, expenses decreased as a percentage of revenue to 31.3% compared to 33.7% last year.

Income from operations increased by 50.7%, to $1,034,000 for the quarter as compared to income from operations of $686,000 for the quarter ended March 31, 2005. Income from operations increased to 13.0% of revenue from 9.8% last year, indicating increased leverage in the business. The provision for income taxes for the quarter was $381,000 compared to $258,000 for the quarter ended March 31, 2005, resulting in an effective tax rate of 37.0% which was relatively unchanged versus last year.

Net income for the quarter increased to 46.2% to $649,000, or $0.03 per fully diluted share, compared to net income of $444,000, or $0.02 per fully diluted share, for the quarter ended March 31, 2005.

The balance sheet continued to remain strong with a current ratio of 7.3:1 on March 31, 2006. The Company completed the quarter with cash and cash equivalents of $882,000 and working capital of $15.2 million. Inventories during the quarter totaled $10.8 million and were up 3.0% versus the comparable quarter last year. The Company has continued to experience an elevated inventory level associated with the expected increase in Engineered Product sales. Management believes that inventories will return towards more normalized levels in the second half of the year as sales of these products continue to increase. The Company currently has no outstanding debt and maintains an unused $3.5 million credit facility.

Mr. Millar concluded, “We continue to remain focused on not only growing revenues but also improving our overall profitability as evidenced by our increase in operating margins this past quarter. As our revenues continue to grow, we believe we have the opportunity to improve our margin structure due to higher utilization of our facilities and improved economies of scale. Despite a difficult comparison versus the second quarter of 2005, which was uncharacteristically strong, we remain optimistic on our prospects for both revenue and earnings growth for the full year.”

About Alpha Pro Tech, Ltd.

Alpha Pro Tech develops, manufactures and markets innovative disposable and limited-use protective apparel products for the industrial, clean room, medical and dental markets. In addition, Alpha ProTech  Engineered Products, Inc. manufactures and markets a line of construction weatherization products, including building wrap, roof underlayment and mold resistant framing sealant. The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; Valdosta, Georgia; and a joint venture in India. For more information and copies of all news releases and financials, visit Alpha Pro Tech’s Website at http://www.alphaprotech.com.

The Private Securities Litigation Reform Act of 1995 (“Act”) provides a safe harbor for forward-looking information made on behalf of the Company. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts which address the Company’s expectations of sources of capital or which express the Company’s expectations for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based.

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Alpha Pro Tech, Ltd.

Consolidated Statements of Operations (Unaudited)

	For the Three Months Ended March 31,
	2006	2005
Net sales	$7,971,000	$6,982,000

Cost of goods sold, excluding depreciation and amortization	4,330,0003	3,821,000

Gross margin	3,641,000	3,161,000

Expenses:
Selling, general and administrative	2,496,000	2,352,000
Depreciation and amortization	111,000	123,000

Income from operations	1,034,000	686,000

Other income (expense)
Equity in income (loss) of unconsolidated affiliates	(9,000)	—
Interest, net	5,000	16,000

Income before provision for income taxes	1,030,000	702,000

Provision for income taxes	381,000	258,000

Net income	$649,000	$444,000

Basic net income per share	$0.03	$0.02

Diluted net income per share	$0.03	$0.02

Basic weighted average shares outstanding	24,066,144	23,646,008

Diluted weighted average shares outstanding	25,035,255	25,042,812

Balance Sheet Highlights

	March 31st	December 31st
	2006	2005
Cash	$882,000	$1,163,000
Total Current Assets	$17,464,000	$16,761,000
Net Property and Equipment	$3,374,000	$3,389,000
Total Assets	$22,710,000	$21,871,000

Total Current Liabilities	$2,422,000	$2,576,000
Total Liabilities	$3,074,000	$3,228,000
Shareholder’s Equity	$19,636,000	$18,643,000
Total Liabilities and Equity	$22,710,000	$21,871,000